Slide 1

ASML

ASML Introduces TWINSCAN(TM) XT:1250i
for Immersion Lithography

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Slide 2

ASML

Opening Remarks

Mr. Wasuke Nakano
Vice President, Executive Officer, and General Manager
Device Manufacturing Systems Business Group
Hitachi High-Technologies Corporation

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Slide 3

ASML

2003 Overview:  Market and ASML

Mr. Dave Chavoustie
Executive Vice President Sales
ASML

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Slide 4

2003 Market Overview

o    Third year of industry's worst ever downturn

o    Order activity seen in all market segments

o Lithography innovation remains key value driver for next generation electronics

ASML

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Slide 5

Projections for lithography markets

[graphic omitted]

                         1996    1997    1998    1999    2000    2001    2002    2003    2004    2005    2006    2007    2008
Stepper (units)          1,321   1,043     695     731   1,182     789     413     401     504     723     542     398     431
Stepper (revenues)       3,608   3,562   2,730   3,235   5,321   3,792   2,816   2,965   3,960   6,492   5,529   4,290   4,916

Source:  ASML MCC

ASML

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Slide 6

ASML has done very well:
>50% $ market share in 2002

[graphic omitted]

Source:  ASML MCC
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Slide 7

2003 ASML overview

o  Established market leadership
o  Reached a TWINSCAN install base of 108 systems -
   50 in Asia
o  Shipped two full-field 157-nm tools - one to IMEC
o Introduced Ultra-k1 portfolio to extend capabilities of new and existing systems
o  Launched new generation TWINSCAN XT:1250

ASML
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Slide 8

2003 ASML Japan overview

o  Entered strategic litho-cluster engagement with TEL:
   o  Multiple tool exchanges
   o  Customer demos in Japan
o Entered strategic joint-development litho-cluster engagement with Dainippon Screen
o  Secured new customer: Fuji Film Arch (FFA)
o  Successfully delivered TWINSCAN systems

ASML
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Slide 9

ASML

ASML and Immersion

Mr. Paul van Attekum
Senior Vice President Marketing and Technology
ASML

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Slide 10

300-mm product roadmap and decision points

[graphic omitted]

ASML
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Slide 11

Early positive immersion results

Dry (NA=0.75, sigma=0.55/0.85)   Wet (NA=0.75, sigma=0.55/0.85)

[graphic omitted]

DOF improvement in hydraulic image

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Slide 12

AT:1150i, 90-nm dense lines and spaces

[graphic omitted]

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Slide 13

TWINSCAN XT:1250i

[graphic omitted]

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Slide 14

TSMC selects ASML for industry's first immersion tool order

o   TSMC is an industry driver of immersion technology
o   ASML and TSMC to work closely in joint-development immersion program
o TSMC chose ASML due to ASML's technology leadership and early product availability
o   TSMC to take delivery of XT:1250i in Q3 2004

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Slide 15

[graphic omitted]

TWINSCAN immersion changes

Use existing level sensor in air

Use existing alignment sensor in air

Integrate liquid supply system
    - temperature
    - degassing
    - purification

Liquid containment

Modified lens

Wafer stage sealing and flattening

Integrate wet-chuck swap solution

Wet-image sensor

Key advantage:  dry metrology

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Slide 16

Basic rules and trends of lithography

Resolution is proportional to lamda/NA

Depth of Focus is proportional to n x lamda/(NA x NA)

lamda = wavelength
NA = Numerical Aperture
n = refractive index (air = 1, water = 1.4)

Resolution, Depth of Focus
Immersion
KrF (248nm)
ArF (193nm)

[graphic omitted]

SOURCE = ASML
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Slide 17

Room to shrink

Smaller process windows make system performance even more critical for die yield and to avoid rework

70 nm Process Window + Ultra - k(1)
0.85 NA ArF Scanner + Hydrolith
System and Process Requirement

[graphic omitted]

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Slide 18

157-nm update

o   Delivered two 157-nm systems (Micrascan VII)
    o   First 157-nm full-field tool operational at IMEC
o   ASML continues to offer 157-nm process development
o   Next generation product lines include 157-nm

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Slide 19

300-mm product roadmap and decision points

[graphic omitted]

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Slide 20

Conclusion

o ASML marks its technology leadership with industry first - the XT:1250i immersion system
o   ASML secures first-ever immersion order from TSMC
o ASML delivers on both 157-nm dry and 193-nm immersion technology - customers choose

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Slide 21

Closing Remarks

Shinji Nagatani
President ASML Japan

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Slide 22

ASML
Commitment